Exhibit 99.2

SANDSTORM GOLD LTD.
(the “Company”)

REPORT ON VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General and Special Meeting of Shareholders of the Company held on Wednesday, April 15, 2020 (the “Meeting”).  All matters placed before the shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

	FOR	AGAINST
1. To fix the number of Directors at seven (7).	71,721,350 (99.57%)	307,058 (0.43%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	71,495,600 (99.27%)	523,382 (0.73%)	Carried
David Awram	71,190,240 (98.85%)	828,742 (1.15%)	Carried
David E. De Witt	70,988,450 (98.57%)	1,030,531 (1.43%)	Carried
Andrew T. Swarthout	71,107,751 (98.73%)	911,231 (1.27%)	Carried
John P.A. Budreski	69,392,473 (96.35%)	2,626,509 (3.65%)	Carried
Mary L. Little	70,930,664 (98.49%)	1,088,318 (1.51%)	Carried
Vera Kobalia	71,417,996 (99.17%)	600,986 (0.83%)	Carried

	FOR	WITHHELD
3. Appointment of Auditors: Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	105,087,116 (98.48%)	1,624,641 (1.52%)	Carried

	FOR	AGAINST
4. Approval of Early Warrant Exercise Incentive Program: To approve the Company’s early warrant exercise incentive program as described in the Management Information Circular for the Meeting.	70,523,320 (97.91%)	1,505,086 (2.09%)	Carried

DATED at Vancouver, British Columbia, this 15th day of April, 2020.
SANDSTORM GOLD LTD.
Per:	“Christine Gregory”
Christine Gregory
Corporate Secretary